Exhibit 99.3

POWER OF ATTORNEY

April 16, 2025

Each of the undersigned hereby constitutes and appoints each of Steven D. Lebowitz and Andrew Collins as the undersigned's true and lawful authorized representative and attorney-in-fact to execute for, and on behalf of, the undersigned and to file with the U.S. Securities and Exchange Commission and any other authority: (1) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (2) any Schedules 13D and Schedules 13G, and any amendments thereto, in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder, in each case with respect to any securities of FTAI Infrastructure Inc. (and any successor thereto).

Each of the undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that each such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. Each of the undersigned acknowledges that each of the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Forms 3, 4 and 5 or Schedules 13D or Schedules 13G with respect to any securities of FTAI Infrastructure Inc. (or any successor thereto), unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of the date first written above.

/s/Steven D. Lebowitz	/s/ Andrew Lebowitz
Steven D. Lebowitz	Andrew Lebowitz
/s/ Deborah P. Lebowitz	/s/ Ashley Lebowitz
Deborah P. Lebowitz	Ashley Lebowitz
/s/ Lauren Lebowitz Salem	/s/ Leonard S. Pearlstein
Lauren Lebowitz Salem	Leonard S. Pearlstein
/s/ Robert Lebowitz	/s/ Susan Pearlstein
Robert Lebowitz	Susan Pearlstein
/s/ Kathryn Lebowitz Silverberg	/s/ Debra Paul
Kathryn Lebowitz Silverberg	Debra Paul

The Lebowitz Family Stock, LLC

By: /s/ Steven D. Lebowitz
    Name: Steven D. Lebowitz
    Title: Authorized Signatory

Kora Miri Silverberg 2021 Irrevocable Trust

By: /s/ Steven D. Lebowitz   .
    Name: Steven D. Lebowitz
    Title: Authorized Signatory

Isla Silverberg 2020 Irrevocable Trust

By: /s/ Steven D. Lebowitz   .
    Name: Steven D. Lebowitz
    Title: Authorized Signatory